3-31-02

~~11-9639~~

11 19174

02030078

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED APR 03 2002 WASH. D.C. 364 SECTION

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30868

For the Month of March 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

PROCESSED
APR 15 2002
THOMSON FINANCIAL

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PAGE 1 of 12 PAGES.
EXHIBIT PAGE IS ON PAGE 2.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: March 31, 2002

By:
Koichi Suzuki
President

EXHIBIT 1

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave Reduces Cost of Data Communications Service by JPY 25 billion over 7 years

-- Significantly Improve its Cash Flow by modifying the IRU contract to lower its payments --

TOKYO, March 15, 2002 -- Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today reached an agreement with KDDI to modify the Indefeasible Rights of Use (IRU) contract made in November 1998 and lower Crosswave's cash payments to KDDI. As a result, Crosswave will realize a significant cost reduction totaling approximately JPY 25.3 billion (approximately US$ 196 million*) over the seven-year period from April 2002 through March 2009. This reduction will positively impact Crosswave's earnings structure.

Crosswave has procured parts of its nationwide network from KDDI based on the IRU contract. Under the original contract, Crosswave was obliged to make fixed and variable lease payments and maintenance fees to KDDI, amounting to JPY 69,800 million** (US$ 541 million) for the seven years from April 2002 through March 2009. Under the modified contract, the amount of Croswave's total payments to KDDI for that period has been modified and reduced to JPY 44,444 million (US$ 345 million). The IRU cost is being accounted for as an operating lease. The lease and maintenance costs are included in the cost of data communication services in Crosswave's statement of operations.

"This price reduction has resulted from our efforts to improve our cost structure," said Akio Onishi, CEO of Crosswave. "Recent events in the Japanese telecommunications market, such as NTT's unbundling and deregulation by the government have been favorably affecting Crosswave's business model."

"We believe that this cost reduction will have a significant positive impact on our future cash flows and will improve our future earnings structure by improving our EBITDA and net earnings margin without resulting in negative impacts upon our revenue forecasts," said Yasuharu Fushimi, CFO of Crosswave.

Crosswave will webcast an investor conference call discussing this matter at 9:00 am (EST) on March 19, 2002. Crosswave will also post this release and additional material relating to this announcement on its website on http://www.cwc.co.jp/en/whatsnew/058.html until Crosswave files 20-F for the fiscal year 2001.

* U.S. dollar amounts are translated using the rate of $1=JPY128.94, the noon buying rate on March 14, 2002 as certified by the Federal Reserve Bank of New York, for the convenience of readers outside Japan.
** The original cash payment amounts included projected variable payments. There is no variable payment required under the modified contract.

° ｾｱｫｬﾝ ﾖｱｭｭｳ ｿｪｻ

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections and that involve risk and uncertainties, including, but not limited to, the future cost of maintaining our network. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Form 20-F and 6-K, which identify important risk factors that could cause actual results to differ materially from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako   Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580   Fax: +81-3-5205-4581   E-mail: press@cwc.co.jp   URL: http://www.cwc.co.jp/

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EXHIBIT 2

CROSSWAVE
COMMUNICATIONS

1 C

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Crosswave Communications Inc.
Kayoko Miyako
Investor Relations/Media Relations
E-mail: ir@cwc.co.jp
Phone: 81-3-5205-4580

CONTACT IN THE UNITED STATES
Citigate Dewe Rogerson
Robin Weinberg
Investor Relations/Media Relations
E-mail: robin.weinberg@citigatedr-ny.com
Phone: US 212-688-6840

Crosswave Communications Inc. to Webcast Investor Teleconference on its recent press releases

New York, March 15, 2002 – Crosswave Communications Inc. (Nasdaq: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, announced today that it will Webcast the investor teleconference discussing its recent press releases announced on February 28, 2002 and on March 15, 2002. This Webcast will take place on March 19, 2002 and will be made available through Vcall, a separate third party webcasting service. Please note that the webcast will be listen only. Koichi Suzuki, President, Akio Onishi, Chief Executive Officer, and Yasuharu Fushimi, Chief Financial Officer, will host the call. The Webcast information is as follows:

Tuesday, March 19, 2002

United States:
9:00 AM Eastern Time
8:00 AM Central Time
7:00 AM Mountain Time
6:00 AM Pacific Time

Japan:
11:00 PM Standard Time

Investors can access the conference call over the Internet through a link in the Investor Relations section of the Company's homepage at http://www.cwc.co.jp/, or through the Vcall website located at http://www.vcall.com. Please allow 15 minutes prior to the call to visit the sites, and download and install any necessary audio software. A replay will be available on the Crosswave and Vcall websites for 90 days following the live call.

Crosswave offers broadband data communication services through Japan's first nationwide fiber optic network specifically designed for the high-speed transmission of data traffic. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054.

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EXHIBIT 3

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave to Launch "Gigabit Ether Backbone Service"

-- The Broadband Service Utilizing Crosswave's Phase II Network --

TOKYO, March 19, 2002 - Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today announced that as of April 1, it will launch its "Gigabit Ether Backbone Service", a point-to-point dedicated backbone service with 1Gbps Ethernet interface (1000base-LX). In addition, concurrently Crosswave will add 2.4Gbps (SDH(*)/SONET(**)) and 9.6Gbps (SDH/SONET) items to its High-speed Backbone service lineups. The services will initially be provided in the area between and peripheral to Crosswave's data centers in Tokyo, Osaka and Nagoya and will be expanded progressively.

"We expect the new service, one of the fastest backbone services in Japan to efficiently capitalize on the emerging demands in major cities in Japan," said Akio Onishi, CEO of Crosswave. "We developed this new service by mainly utilizing our Phase II network, which we have been constructing along national roadways through the Information Box Project of the Ministry of Land, Infrastructure and Transport. By combining latest DWDM(***) technology with the optical fiber, we continue to expand our broadband services and will continue our role as a leader in the Japanese broadband market."

(*) SDH: Synchronous Digital Hierarchy. A set of standard fiber-optic-based serial standards planned for use with SONET and ATM in Europe. Some of the SDH and SONET standards are identical.
(**) SONET: Synchronous Optical Network. The North American Synchronous Optical Network standard for telecommunications transmission using fiber-optic cables. It provides a uniform set of protocols for the management of high-bandwidth services, including a multiplexing structure.
(***) DWDM: Dense Wavelength Multiplexing. A format for multiplex use of fiber-optic cables by splitting the frequency spectrum into multiple channels. Utilizing the principle that light pulses of differing wavelengths do not interfere with each other, this technology enables significant increases in the volume of information conveyed via an optical cable.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

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EXHIBIT 4

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave to Launch "IP Routing Port Service" on a trial basis

-- Expanding the lineups for its Wide-area Ethernet Platform Service --

TOKYO, March 28, 2002 - Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today announced that it will launch the "IP Routing Port Service" on a trial basis as of April 1, 2002. The new service will respond to demand for supporting the operation and maintenance of private IP network based on Crosswave's Wide-area Ethernet Platform service. This will be the first private IP network service utilizing the Wide-area Ethernet Platform service infrastructure in Japan. The trial period will run until the end of October 2002, after which Crosswave will review service quality and operation methods before launching the service officially in November 2002. Details of the official service will be announced at a later date.

"We developed this service to meet the great demand from corporate customers who require one-stop network outsourcing from Ethernet-based LAN through IP applications such as e-mail or web services," said Akio Onishi, CEO of Crosswave. "By continuously providing new value-added services combined with our Wide-area Ethernet Platform service, we will maximize customer benefit."

Crosswave has worked on expanding the service lineups for its Wide-area Ethernet Platform service. The first service expansion presented in October 2001 was the Wide-area Ethernet Platform External Connectivity/Internet Service, which combines an Ethernet-type Wide-area platform service with Internet connectivity. In this IP Routing Port service, Crosswave will realize operation and monitoring of customers' private IP network by utilizing IP routing functions integrated in the equipment connected with the Wide-area Ethernet Platform service on the customers' premises. The initial charge for the IP Routing Port Service starts at JPY320,000 and the monthly charge will be consist of JPY140,000 flat portion and JPY10,000 per port.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

Attachment



Crosswave's NOC
Center Routers Redundancy
Router
Router
CPE Router
- One Stop provisioning
- Monitoring
- Maintenance
Crosswave's
Wide-area Ethernet
Platform Network
UNI: Ethernet I/F
Customer's site
Switch/Hub
Customer's site
Switch/Hub
Internet

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